

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2015

<u>Via E-mail</u>
Bruce D. Heagle
Central GoldTrust
Box 10106 Meadowlands Post Office
Ancaster, Ontario
L9K 1P3 Canada

> **Re: Central GoldTrust**
> **Amendment No. 25 to Schedule 14D-9**
> **Filed November 30, 2015**
> **File No. 005-87886**

Dear Mr. Heagle:

We have reviewed the above-referenced filing and have the following comments.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please qualify any future statements made in connection with the offer and regarding the proposed ETF conversion by noting that the ETF conversion and the benefits you anticipate are not guaranteed.

<u>Item 8. Additional Information</u>

2.   Please supplement your disclosure to describe the risks associated with the proposed ETF conversion. For example, please clarify the regulatory, stock exchange and other approvals or relief required to complete the conversion of Central GoldTrust into a dual-listed gold bullion exchange-traded fund and the anticipated time to complete such conversion. In addition, please clarify any material tax consequences for unitholders that may result from exchanges or redemptions of units following the conversion. Also clarify the ETF's anticipated obligations with respect to possession of physical gold.

Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Norman F. Findlay
       Bennett Jones LLP

       Christopher J. Barry
       Dorsey & Whitney LLP